NEWS RELEASE

For Immediate Release                             July 15, 1998

Trading Symbol: ICCN (OTC:BB)

ICC COMPLETES DETAILED FEASIBILITY STUDY AND BEGINS PILOT PLANT
TRIALS

Further to the Company's News Release of May 26, 1998, ICC reports the completion of a comprehensive Feasibility Study of its High Purity/Expandable Graphite Project.

ICC commissioned Rescan Engineering Ltd. of Vancouver, Canada to undertake the feasibility study for its High Purity/Expandable Graphite Project in China. Rescan is a full service engineering firm offering specialist services to the international mining and mineral processing industry. Rescan was assisted with cost estimates by the Shuzhou Design and Research Institute of Non-Metallic Minerals Industry, State Construction Material Industry Bureau (Shuzou Institute), which is the only Class A Design and Research Institute for non-metallic industry in China.

On the basis of the design of the plant and the results of Rescan's feasibility study, ICC has commenced pilot plant trials to test the process on larger volume samples in advance of its customer sampling program.

Integrated Carbonics Corp. is an 80% equity partner in a Sino-Foreign Equity Joint Venture with the Liumao Graphite Group of Heilongjiang Province in the People's Republic of China. The purpose of the joint venture is to construct and operate value-added graphite processing plants at the site of the Liumao Graphite Mine in China. The plants will produce higher value graphite products than those currently produced by the mine and sell the graphite products to the world's markets

Contact: Investor Relations: 1-888-734-7774 or

Robert Tyson, Vice President, Corporate Communications - (604)
682-8445

E-Mail: info@carbonics.com

Web Site: www.integratedcarbonics.com